Exhibit 99.18

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
Quarter and nine months ended December 31, 2010 and 2009

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at February 11, 2011 to provide a meaningful understanding of Burcon NutraScience Corporation’s (“Burcon” or the “Company”) operations, performance, and financial condition for the quarter and nine months ended December 31, 2010. The following information should be read in conjunction with the Company’s unaudited consolidated financial statements and accompanying notes for the quarter and nine months ended December 31, 2010 and the audited consolidated financial statements for the year ended March 31, 2010. The unaudited consolidated financial statements, and extracts of those financial statements provided within this MD&A, were prepared in Canadian dollars and are in accordance with Canadian generally accepted accounting principles. Additional information relating to Burcon, including the Company’s Annual Information Form (“AIF”), is available on SEDAR at www.sedar.com.

FORWARD-LOOKING STATEMENTS

From time to time, the Company or its employees may provide information containing forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our products, statements about future market conditions, supply and demand conditions, and other expectations, intentions and plans contained in these statements that are not historical fact. Our expectations regarding the prospect for future success depend upon our ability to develop and sell products, which we do not produce today and cannot be sold without further research and development. When used in these statements, the words “plan”, “expect”, “goal”, “intend”, “believe”, “estimate”, “potential” and similar expressions, generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. As a result, actual future results may differ significantly from those stated in any forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking information due to the inherent uncertainty therein.

OVERVIEW OF THE COMPANY AND ITS BUSINESS

Since 1999, Burcon has developed a portfolio of composition, application, and process patents around its plant protein extraction and purification technologies. Our patented processes utilize inexpensive oilseed meals for the production of purified plant proteins that exhibit certain nutritional, functional and nutraceutical profiles. We are developing Puratein® and Supertein™ canola protein isolates with unique functional and nutritional attributes, and CLARISOY®, a soy protein isolate which is 100% soluble and transparent in acidic solutions. Our products are targeted at the multi-billion-dollar protein ingredient market and are particularly suited to health and wellness applications. Our environmentally-friendly and sustainable technologies have been developed at our own research facility led by our team of highly specialized scientists and engineers. Our

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
Quarter and nine months ended December 31, 2010 and 2009

patent portfolio currently consists of 150 issued patents worldwide, including 25 issued U.S. patents, and in excess of 200 additional patent applications, 62 of which are U.S. patent applications.

OPERATIONAL HIGHLIGHTS

Soy protein isolate

CLARISOY® is a unique soy protein isolate product that is 100% soluble, transparent and very low in viscosity in highly acidic beverages. The solubility and transparency of CLARISOY® allows for its use in a wide variety of beverages where traditional soy protein isolates are not appropriate. CLARISOY® is also very heat stable in highly acidic beverages, allowing thermal processing, including hot fill with no loss in clarity or change in viscosity. CLARISOY® is expected to be price competitive with existing proteins and should be of particular interest to food and beverage manufacturers seeking an alternative to high dairy protein prices. Burcon expects that the addition of CLARISOY® will expand Burcon’s portfolio of commercializable products.

Since the announcement of CLARISOY®, Burcon has undertaken numerous activities in the pursuit of establishing a strategic alliance for the commercialization of CLARISOY® soy protein isolate. Burcon entered into a number of additional materials transfer agreements (“MTAs”) and non-disclosure agreements (“NDAs”) with major food, beverage and pharmaceutical companies to enable Burcon to provide these companies with large quantity samples of CLARISOY® soy protein isolate for their evaluation. Burcon also entered into a series of MTAs and NDAs with some of the world’s largest protein ingredient companies including major plant protein producers as well as dairy protein ingredient companies and others. These agreements were put in place to facilitate the evaluation of CLARISOY® soy protein isolate by potential strategic alliance partners.

The process of pursuing a strategic alliance partner or partners for the development of Burcon’s CLARISOY® soy protein isolate has been focused on partnering for both the production of CLARISOY® as well as the marketing and sale of CLARISOY® to food and beverage manufacturers. Burcon has held discussions with a number of entities who have expressed an interest in partnering – in most cases exclusively - for the sale of Burcon’s CLARISOY® soy protein isolate to food and beverage manufacturers and nutritional supplement companies. Certain parties have also expressed an interest in partnering for the production of Burcon’s CLARISOY® soy protein isolate.

As a further part of this process of pursuing a strategic alliance partner, Burcon has entered into NDAs specifically to facilitate due diligence activities with certain companies including providing access to such items as Burcon’s CLARISOY® patent filings as well as detailed scientific and engineering data.

On November 15, 2010, Burcon announced that it has signed a non-binding letter of intent (“LOI”) with Archer Daniels Midland Company (ADM) which details the intention

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
Quarter and nine months ended December 31, 2010 and 2009

of the two parties to enter into a license agreement (the “Definitive Agreement”) pursuant to which Burcon will grant an exclusive, world-wide and royalty-bearing license (the “License”) to ADM for CLARISOY® soy protein isolate technology to produce, market and sell CLARISOY® soy protein isolates (“CLARISOY®” or the “Products”) world-wide.

Under the terms of the Letter of Intent, Burcon and ADM have agreed to negotiate and execute the Definitive Agreement setting forth the terms and conditions of the License by no later than March 1, 2011. Under the proposed License, ADM will build an initial semi-works commercial facility within a pre-defined time period after the signing of the Definitive Agreement. A pre-production royalty will be payable quarterly starting from the signing of the Definitive Agreement through and until the first sale of the Products from the initial facility. Upon the first sale of Products from the initial semi-works commercial facility, ADM will then pay a royalty based on a percentage of net revenues generated by ADM from the sale of the Products.

The License further contemplates that ADM will increase capacity to a full-commercial scale. Upon such increase, a full-commercial royalty rate will be payable on a percentage of the net revenues generated by ADM from the sale of CLARISOY®. Under the proposed terms of the License, there is a mechanism for ADM to benefit from a stepped-down royalty rate on the establishment of certain commercial sales levels in additional geographic regions beyond North America. The additional geographic regions include the rest of the world and are defined as Asia, South and Central America, Europe including Eastern Europe and Africa. Capital costs associated with building and commissioning of production plants and the general market development of CLARISOY® will be the sole expense of ADM.

The Letter of Intent provides for, and the parties have contemplated, certain specific timing goals. One of these goals is the preparation of engineering plans for the first semi-works commercial production facility to be completed by the date of signing of the Definitive Agreement.

As part of the Letter of Intent, Burcon has agreed to a stand-still and no-shop clause with ADM. The stand-still provides that during the period starting from the date of the execution of the Letter of Intent and continuing and until the earlier of the date of signing the Definitive Agreement with ADM or March 1, 2011, Burcon and its officers, agents and employees will not, directly or indirectly, (i) engage in discussions or negotiations, (ii) enter into any letter of intent or contract, or (iii) take any action or encourage any offer or indication of interest from any person, entity or group, in relation to the license, sale or other form of transfer of any Burcon intellectual property related to CLARISOY®.

Although it is the stated intention of Burcon and ADM to enter into a Definitive Agreement as described above, the Letter of Intent is non-binding on the parties except for the stand-still agreement and certain provisions concerning confidentiality and each party bearing its own expenses relating to the negotiation of the Definitive Agreement.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
Quarter and nine months ended December 31, 2010 and 2009

Canola protein isolates

In October 2008, Burcon announced that its canola protein products, Puratein® and Supertein™ canola protein isolates, are self-affirmed GRAS for their intended use in a variety of food and beverage applications. Burcon’s Puratein® and Supertein™ are the first canola protein isolates to have attained GRAS status in the United States. GRAS status permits Puratein® and Supertein™ to be marketed and used in a variety of mainstream foods and beverages for human consumption. To enhance consumer acceptance, Burcon and ADM filed a formal GRAS notification for Puratein® and Supertein™ with the Food and Drug Administration (“FDA”). GRAS notification is a voluntary procedure whereby a company informs the FDA of its determination that the use of a substance is GRAS. A substance is GRAS Notified when, after reviewing the GRAS notification, the FDA responds with a no-objection letter if it is satisfied with the submission. On August 30, 2010, Burcon announced that the U.S. FDA issued a no objection letter with respect to Puratein® and Supertein™ canola protein isolates. This response indicates the FDA has no objection to the conclusion that Puratein® and Supertein™ are GRAS among qualified experts for use alone or together as an ingredient in dairy products, grain products, fruit and vegetable juices and beverages, salad dressings, meal replacements, and nutritional bars. Based on the information provided, as well as other information available to the FDA, the FDA has no questions at this time regarding the conclusion that Puratein® and Supertein™ are GRAS under the intended conditions of use. Puratein® and Supertein™ are considered to be GRAS-Notified.

Concurrent with the announcement on November 15, 2010 of the Letter of Intent to license CLARISOY®, Burcon announced that Burcon and ADM have agreed to an amendment of the license and development agreement made among Burcon, Burcon NutraScience (MB) Corp. and ADM on September 16, 2003 and as amended June 1, 2007 (the “License and Development Agreement”). The amendment protects ADM’s and Burcon’s interests under the License and Development Agreement while the two parties work to negotiate the terms of a proposed license agreement for CLARISOY®. The two parties have chosen to focus on commercializing CLARISOY® with its superior nutritional and functional properties and unlike canola protein, soy protein is already globally used in food and nutritional products.

It is anticipated that further updates with respect to the License and Development Agreement will be provided in due course and within the timing of the proposed definitive license agreement for CLARISOY®.

INTELLECTUAL PROPERTY

Burcon’s patent strategy is to aggressively seek protection for new technologies as well as further protecting current technologies. Over the years, Burcon has filed patent applications in various countries over its inventions. Burcon’s patent applications can be grouped into three categories:

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
Quarter and nine months ended December 31, 2010 and 2009

  Applications to protect additional novel protein extraction and purification technologies;

  Applications to protect the uses of Puratein® and Supertein™, and CLARISOY®; for example, as functional food and beverage ingredients; and

  Applications to protect the “signature characteristics” of Puratein® and Supertein™, and CLARISOY®.

During each of the three quarters this year, Burcon filed new patent applications relating to CLARISOY®. Several U.S. patents relating to Burcon’s canola processing technology, canola protein isolate applications and flax production technology were also granted during this period. Burcon continued the maintenance and prosecution of its patent applications.

Burcon now holds 25 U.S. issued patents over canola and flax protein processing technology and canola protein isolate applications. In addition, Burcon has a further 62 patent applications currently filed with the U.S. Patent and Trademark Office.

Burcon has also filed applications for most of its inventions internationally under the Patent Cooperation Treaty of the World Intellectual Property Organization. Together with patents issued in other countries, Burcon now holds a total of 150 issued patents covering inventions that include the 25 granted U.S. patents. Currently, Burcon has over 200 additional patent applications that are being reviewed by the respective patent offices in various countries worldwide.

APPOINTMENT OF DIRECTOR

In April 2010, Burcon announced the appointment of Mr. Alan Chan to its board of directors. Mr. Chan is an executive director at ITC Corporation Limited and ITC Properties Group Ltd., both of Hong Kong. As at the date of this MD&A, ITC Corporation Limited has an interest of approximately 21.2% in the outstanding shares of the Company. At ITC Corporation Limited, Mr. Chan has focused on the sourcing, negotiations and valuation of venture capital deals in various sectors. At ITC Properties Group, Mr. Chan has been involved with due diligence, negotiations, investment, sourcing as well as master planning and design of commercial, hospitality and residential projects. In addition, he is the lead executive director developing new policies for green and sustainable development practices throughout the group. Prior to joining ITC, Mr. Chan worked in the Investment Banking Division of the Goldman Sachs Group with a focus on capital raising, mergers & acquisitions and strategic advisory for financial institutions, technology and consumer retail companies in Greater China and Southeast Asia with transactions ranging from US$500 million to US$5.6 billion.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
Quarter and nine months ended December 31, 2010 and 2009

RESIGNATION OF DIRECTOR

Concurrent with the announcement of the appointment of Mr. Chan to the board of directors, Burcon announced the resignation of Ms. Dorothy Law from the board of directors. Ms. Law has served as a director of the board since December 1998. She continues to act as Senior Vice-President, Legal and Corporate Secretary of the Company.

RESULTS OF OPERATIONS

Burcon has not yet generated any revenues from its technology. For the quarter and nine months ended December 31, 2010, the Company recorded a loss of $1,748,671 ($0.06 per share) and $5,813,405 ($0.20 per share), respectively, as compared to $2,176,364 ($0.08 per share) and $4,708,123 ($0.17 per share) in the same periods last year. Included in the loss amounts for the three and nine month periods are $821,280 (2009 - $1,364,237) and $2,999,497 (2009 - $1,741,152), respectively, of stock-based compensation (non-cash) costs. The other non-cash cost included in the loss for the three and nine month periods are amortization amounts of $47,157 (2009 - $41,235) and $132,900 (2009 - $107,682), respectively. The following provides a comparative analysis of major expenditures items.

Research and development expenses
Components of research and development (“R&D”) expenditures are as follows:

	Quarter ended Dec. 31,		Nine months ended Dec. 31,
	2010	2009	2010	2009
	$	$	$	$
Salaries and benefits	471,580	320,871	1,442,643	897,998
Laboratory operation	74,121	85,637	257,428	259,934
Amortization	46,243	40,402	130,197	105,390
Rent	19,993	19,425	59,638	56,315
Analyses and testing	17,097	1,440	46,518	28,130
Travel and meals	5,797	3,953	12,798	12,972
	634,831	471,728	1,949,222	1,360,739

After deducting stock-based (non-cash) compensation expenses of about $252,000 (2009 - $106,000) and $756,000 (2009 - $255,000), respectively, for the three and nine month periods, R&D expenditures increased by approximately $18,000 and $87,000 for the periods. The cash portions of salary and benefits increased by about $5,000 and $43,000 for the three and nine month periods, with the nine-month increase due mostly to about $17,000 of insurance proceeds received during the second quarter last year. The balance of the increase is attributable to annual salary increases and to a new contract employee hired at the Winnipeg Technical Centre (“WTC”).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
Quarter and nine months ended December 31, 2010 and 2009

Analyses and testing increased by about $16,000 and $18,000 for the three and nine month periods over the same periods last year due to the completion of an external research contract in the current quarter and increased external lab testing.

General and administrative (“G&A”) expenses

	Quarter ended Dec. 31,		Nine months ended Dec. 31,
	2010	2009	2010	2009
	$	$	$	$

Salaries and benefits	630,119	1,303,040	2,468,291	1,654,885
Investor relations	104,624	83,770	338,394	251,128
Office supplies and services	25,257	26,872	78,134	88,134
Travel and meals	27,704	28,823	76,562	69,193
Other	13,594	8,877	61,193	59,138
TSX listing fee	-	-	-	199,250
	801,298	1,451,382	3,022,574	2,321,728

Included in G&A expenses for the three and nine month periods are stock-based compensation expenses of about $556,000 and $2,212,000, respectively (2009 - $1,206,000 and $1,370,000). Of the 990,000 options granted during last fiscal year, 850,000 options were granted to employees and a consultant that vest over a 2 year period with an aggregate fair value of about $6,221,000, determined using the Black-Scholes model. Approximately $528,000 and $1,591,000, respectively, have been charged to G&A expenses as stock-based compensation expense this quarter and the nine month period for these options. During the first quarter, 130,000 options were granted to directors with an aggregate fair value of about $874,000, determined using the Black-Scholes model. As 80,000 of these options vested immediately, approximately $538,000 was recorded as stock-based compensation during the first quarter. The cash portion of salaries and benefits increased by about $17,000 and $56,000 for the three and nine month periods, respectively, over the same periods last year due mainly to a new employee hired at the corporate office.

Included in investor relations expense for the three and nine month periods are stock-based compensation expenses of approximately $27,000 and $94,000, respectively (2009 - $43,000 and $73,000). The cash portion of investor relations expense increased by approximately $36,000 and $65,000 over the past year for the three and nine-month periods, respectively. During the quarter, the Company conducted several media interviews in Canada, U.S. Europe and Asia following the announcement of the LOI with ADM, as well as roadshows in Canada and Europe. In addition, Burcon retained a U.S. and Canadian public relations consultant and also re-designed the corporate website.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
Quarter and nine months ended December 31, 2010 and 2009

Professional fee expenses

	Quarter ended Dec. 31		Nine months ended Dec. 31
	2010	2009	2010	2009
	$	$	$	$
Regulatory and intellectual property	238,749	231,521	661,448	803,408
Consulting	26,327	9,631	59,704	93,352
Legal and audit	42,576	2,053	79,153	54,471

	307,652	243,205	800,305	951,231

Patent legal fees and expenses account for a significant portion of Burcon’s professional fees. Burcon’s patent strategy is to aggressively seek protection for new technologies as well as further protecting current technologies. In the current quarter, patent legal fees and expenses included in regulatory and intellectual property expenses averaged about $79,000 per month, as compared to an average of about $76,000 per month in the same quarter in 2009. During the current quarter, several patent applications were filed. Patent legal fees and expenses were higher during the first quarter of last year as Burcon filed several new patent applications relating to CLARISOY® and also incurred higher foreign agency fees for the registration in various European countries of a patent granted in Europe. As one patent entered National Phase during this quarter and several more are expected to proceed to National Phase in the last quarter of this year, we would expect patent legal fees and expenses to increase significantly. From inception to December 31, 2010, Burcon has expended approximately $5.5 million on patent legal fees and disbursements to strengthen its patent portfolio in various countries of the world and file patent applications for new inventions.

Consulting expenses include stock-based compensation expenses of about $14,000 and $32,000, respectively, (2009 - $9,000 and $43,000) for the three and nine months ended December 31, 2010. Burcon incurred about $22,000 in the second quarter of last year to engage an external consulting firm to conduct a pre-feasibility study for the construction of an initial CLARISOY® production facility. Burcon also incurred higher consulting expenses during the first quarter in fiscal 2010 relating to services rendered by a corporate advisory consultant.

Legal fees increased by about $41,000 and $26,000 for the three and nine-month period over the prior year due mostly to legal fees incurred to prepare the Letter of Intent with ADM.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
Quarter and nine months ended December 31, 2010 and 2009

QUARTERLY FINANCIAL DATA
(Unaudited, in thousands of dollars, except per-share amounts)

	Quarter ended
	December 31,	September 30,
	2010	2010	June 30, 2010	March 31, 2010
Interest income	39	32	27	32
Loss for the period	(1,749)	(1,754)	(2,311)	(1,952)
Basic and diliuted loss per share	(0.06)	(0.06)	(0.08)	(0.07)

	Quarter ended
	December 31,	September 30,
	2009	2009	June 30, 2009	March 31, 2009
Interest income	31	23	2	6
Loss for the period	(2,176)	(1,218)	(1,314)	(1,771)
Basic and diliuted loss per share	(0.08)	(0.04)	(0.05)	(0.07)

Included in the first, second and third quarters is stock-based compensation expense of approximately $1,349,000, $829,000 and $821,000, respectively, and included in quarters one to four of fiscal 2010’s losses is stock-based compensation expense of about $166,000, $211,000, $1,364,000 and $908,000, respectively (FY2009 Q4: approximately $770,000). As noted above, the higher stock-based compensation expense in the first quarter of this year relates to the recognition of options granted in fiscal 2010 including those that were vested immediately.

Patent legal fees and expenses account for a significant amount of the Company’s expenditures. These expenditures reached a height of about $322,000 during the fourth quarter of fiscal 2009 due to foreign agency fees related to the registration in various countries of patents granted in Europe as well as a patent that had entered national phase. These patent expenses were again higher during the second quarter of fiscal 2010 (about $310,000) due to the filing of several new patent applications and registration fees for patents granted in Europe. As noted above, patent expenses were also higher during this quarter (about $237,000) due to several patent filing applications and a patent entering National Phase.

Burcon also incurred a higher loss during the first quarter of fiscal 2010 due to the TSX listing fee and associated legal costs of approximately $212,000.

LIQUIDITY AND FINANCIAL POSITION

As at December 31, 2010, Burcon had approximately $10,556,000 in cash and cash equivalents (March 31, 2010 - $11,662,000) and $2,304,000 (March 31, 2010 - $2,320,000) in short-term investments. The net cash used in operations during the quarter and nine months ended December 31, 2010, measured in terms of cash flows from operating activities, before changes in non-cash working capital, increased by about

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
Quarter and nine months ended December 31, 2010 and 2009

$109,000 for the three-month period and decreased by $177,000 for the nine-month period as compared to the same periods in the prior year. The increase for the quarter is primarily attributable to the increase in investor relations expenses of about $36,000, mostly due to travel expenses and fees paid to the U.S. public relations consultant and increase in legal fees of about $38,000. The decrease for the nine-month period was due mostly to a decrease in patent fees and expenses of about $142,000, to the TSX listing fee of $199,000 incurred last year, offset by an increase in investor relations expenses of about $65,000, an increase in salaries and wages of $99,000 due to employee additions and wage increases.

The Company invested in approximately $55,000 and $108,000 for the quarter and nine-month period, respectively, in equipment additions and upgrades, as compared to $110,000 and $152,000 for the same periods in 2009.

The cash flow from financing activities related to option and warrant exercises which provided proceeds of approximately $267,000 and $1,741,000 for the three and nine months ended December 31, 2010, respectively, as compared to $206,000 and $343,000 in the comparative periods. During the first quarter of fiscal 2010, Burcon’s public financing provided net proceeds of $15.4 million.

As at December 31, 2010, Burcon’s working capital was $12,636,464 (March 31, 2010 - $13,715,556). Burcon did not commit to any material capital expenditures as at December 31, 2010. However, the Company may incur up to $260,000 in additional capital expenditures over the next twelve months. Burcon may also incur up to $350,000 in patent legal fees and disbursements for the balance of fiscal 2011 and $1,000,000 over the next twelve months. Burcon expects several patents will enter National Phase in the fourth quarter of fiscal 2011 which will require filing fees in several countries. In addition, more European patents are expected to be granted over the next year which would require significant foreign agency costs to register these patents in selected European countries. Under the terms of the amended agreement with ADM, Burcon’s share of third-party costs incurred in the regulatory recognition process (approximately US$586,000 incurred to-date) will be reimbursable to Burcon should ADM proceed with the license agreement with Burcon. Conversely, Burcon will be required to reimburse ADM its share of these costs (US$360,000) should ADM not proceed with the license agreement with Burcon.

The Company’s management believes that it currently has sufficient resources to fund its expected level of operations and working capital requirements to at least March 2014, excluding proceeds from outstanding convertible securities. Burcon is pursuing a strategic alliance with ADM for the development of a commercial facility to produce, market and sell CLARISOY®. The terms of the LOI for CLARISOY® contemplates that the capital costs associated with building and commissioning of production plants and the general market development of CLARISOY® will be the sole expense of ADM.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
Quarter and nine months ended December 31, 2010 and 2009

OUTSTANDING SHARE DATA

As at December 31, 2010 and the date of this MD&A, Burcon had 29,761,557 common shares outstanding, 2,084,871 stock options outstanding at a weighted average exercise price of $6.86 per share.

RELATED PARTY TRANSACTIONS

The Company rents its head office premises from and shares certain office equipment with a company related by virtue of a common shareholder and officers. During the quarter and nine months ended December 31, 2010, Burcon paid $10,178 and $30,599, respectively, (2009 - $7,033 and $17,888) to this company for the rental charges. In addition, professional services of two of the Company’s officers and an administrative staff member are contracted through a management agreement with this related company and, for the quarter and nine months ended December 31, 2010, Burcon was charged management fees of $42,653 and $131,377, respectively, (2009 - $40,748 and $128,498) for these services. Similarly, professional services provided related to the June 2009 public offering in the amount of $nil (2009 - $18,523) was charged to share issue costs. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

FINANCIAL INSTRUMENTS

Fair values

The three level hierarchy of fair value measurements based upon the transparency of inputs of the Company’s financial assets and financial liabilities is as follows:

	Carrying
	amount	Fair value
		Level 1	Level 2	Level 3
	$	$	$	$
Financial assets
Cash and cash equivalents	10,556,171	-	10,556,171	-
Short-term investments	2,304,267	-	2,304,267	-
Amounts receivable	19,292	-	19,292	-

Financial liabilities
Accounts payable and accrued liabilities	305,498	-	305,498	-

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
Quarter and nine months ended December 31, 2010 and 2009

Credit risk

The financial instruments that potentially expose the Company to a concentration of credit risk are cash and cash equivalents and short-term investments. The Company’s cash equivalents is comprised of banker’s acceptances, term deposits and other interest-bearing savings instruments with Canadian chartered banks. Short-term investments are comprised of guaranteed investment certificates at Canadian chartered banks. The Company limits its exposure to credit loss by placing its cash and cash equivalents and short-term investments with Canadian financial institutions.

Interest rate risk

All of the Company’s financial instruments are non-interest bearing except for cash and cash equivalents that earn interest at variable market rates and short-term investments that earn interest at a fixed interest rate. For the quarter and nine months ended December 31, 2010, the weighted average interest rate earned on the Company’s cash and cash equivalents was 1.14% and 0.93% (2009 – 0.71% and 0.72%) per annum, respectively. Short-term investments earned a weighted average interest rate of 1.55% and 1.44% per annum (2009 – 1.22%), respectively, during the quarter and nine months ended December 31, 2010. The impact of a 1% strengthening or weakening of interest rate on the Company’s cash and cash equivalents at December 31, 2010 is estimated to be a $106,000 increase or decrease in interest income per year. Similarly, the impact of a 1.5% strengthening or weakening of interest rate on the Company’s short-term investments at December 31, 2010 is estimated to be a $35,000 increase or decrease in interest income per year, respectively.

Liquidity risk

The Company manages liquidity risk through the management of its capital structure (note 9). It also manages liquidity risk by monitoring actual and forecasted cash flows taking into account current and planned operations. The Company’s estimated contractual undiscounted cash flow requirements for its financial liabilities at December 31, 2010 were $305,498, all of which is within the next 12 months.

CRITICAL ACCOUNTING ESTIMATES

These financial statements were prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as at the date of the financial statements, and the reported income and expenses during the period. Assessments of the useful lives of the property and equipment and the factors used in computing stock-based compensation are significant areas requiring the use of estimates. Actual results could differ from these estimates.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
Quarter and nine months ended December 31, 2010 and 2009

FUTURE ACCOUNTING CHANGES

a)	International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board confirmed that IFRS will replace Canada’s current generally accepted accounting principles for publicly accountable profit-oriented enterprises effective January 1, 2011. IFRS use a conceptual framework similar to Canadian GAAP but there are significant differences on recognition, measurement and disclosures. The changeover date for Burcon will be April 1, 2011 which will require restatement, for comparative purposes, of amounts reported for the year ending March 31, 2011.

Due to the nature and size of the Company, the IFRS project plan has primarily been undertaken by management. We have retained an external consultant to assist in the transition process. The IFRS conversion plan is comprised of three phases:

i.

Diagnostic review and scoping – this phase involves planning, analyzing current accounting standards and identifying major differences between GAAP and IFRS, a preliminary evaluation of IFRS 1 exemptions for first- time IFRS adopters and a high-level assessment of potential consequences for financing reporting, information systems, business processes and internal controls.

ii.

Design – this phase involves quantifying the current and potential impacts on previously reported results, identifying supplementary information to be reported in the financial statements, reviewing and approving accounting policy choices, performing a detailed impact assessment and designing changes to systems and business processes.

iii.

Implementation – this phase consists of completing the collection of data required to prepare the financial statements, implementing changes to systems and business processes relating to financial reporting, training and monitoring of standards currently being amended by the International Standard Board.

We have completed the diagnostic review and scoping phase and according to IFRS 1, First-time adoption of International Financial Reporting Standards, the key standards that could lead to differences with respect to recognition, measurement, presentation and disclosure of financial information are expected to be in the areas of the overall presentation of financial statements, property and equipment, share-based payments, related parties, impairments and optional exemptions.

IFRS 1 generally requires all IFRS standards and interpretations be accounted for on a retrospective basis. IFRS 1 provides for certain optional exemptions and

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
Quarter and nine months ended December 31, 2010 and 2009

other mandatory exceptions to this general principal. The IFRS optional exemptions we expect to apply are:

Accounting Policy	IFRS 1 Exemption	Will the IFRS 1
exemption be applied?
IFRS 3, Business Combinations	This allows an entity that has conducted prior business combinations to apply IFRS 3 on a prospective basis from the date of transition. This avoids the requirement to restate prior business
	combinations.	Yes, the Company expects to elect not to restate any business combinations that occurred prior to the transition date.
IFRS 2, Share-based Payment Transactions	Full retrospective application may be avoided for certain share-based payment transactions depending on the grant date, vesting terms and settlement of any related liabilities.	Yes, the Company expects to apply IFRS 2 prospectively for prior share-based payment transactions

The most significant financial statement impact for Burcon from the adoption of IFRS is expected to be related to share-based payments. IFRS 2 – Share Based Payments will be applied prospectively in the opening IFRS statement of financial position, as Burcon has elected to apply the IFRS 1 exemption. Under IFRS each tranche of an award with different vesting dates is considered a separate grant for the calculation of fair value, and the resulting fair value is amortized over the vesting period of the respective tranches. Under Canadian GAAP, Burcon calculates these awards as one grant and recognizing the resulting fair value on a straight-line basis over the vesting periods. In determining the fair value of options granted, IFRS requires that forfeitures be estimated at the time of grant, whereas under Canadian GAAP, an option is provided to record forfeitures as they occur. As Burcon accounts for the effects of forfeitures in the period of forfeiture, the accounting policy needs to be changed to build an estimate of forfeitures into the valuation of options granted. Lastly, IFRS extends the application of accounting for employee share-based payments beyond just employees to include “others providing similar services”. Therefore, certain consultant options may follow the guidance set out for employee share-based payments under IFRS.

We have completed the implementation and upgrade of systems software to assist in the transition to IFRS for share-based payments and have determined that we should not require substantial systems modifications to capture information for

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
Quarter and nine months ended December 31, 2010 and 2009

the required componentization and related amortization for property and equipment.

We have substantially completed the design phase and are quantifying the effects on the financial statements line items that will be affected by IFRS. We have completed a comprehensive review of all IFRS standards, identified key differences from Burcon’s current policies under Canadian GAAP, the implications for Burcon and management’s conclusions of the necessary actions to be taken, including the identification accounting policies that need to be modified to conform with IFRS requirements. Burcon has also prepared a draft set financial statements for the proposed IFRS presentation and disclosures.

The audit committee has reviewed and approved the accounting policy choices. Ongoing progress has been reported to the audit committee and board of directors and further updates will be reported as they are completed. Key employees have attended external IFRS training and workshops.

b)	Business Combinations

In January 2009, the CICA issued Handbook Section 1582, Business Combinations, to replace existing Section 1581 of the same title. The new section amends the standard for accounting for business combinations and contains requirements that are the same as those in IFRS 3, Business Combinations. The standard is effective for fiscal years beginning on or after January 1, 2011.

c)	Consolidated Financial Statements and Non-controlling Interests

In January 2009, the CICA issued Handbook Sections 1601, Consolidated Financial Statements, and 1602, Non-controlling Interests, to replace existing Handbook Section 1600, Consolidated Financial Statements, and establish a new section for accounting for a non-controlling interest in a subsidiary subsequent to a business combination. The new standards contain requirements that are the same as those in IFRS 3, Business Combinations, and International Accounting Standard 27, Consolidated and Separate Financial Statements. These standards are effective for fiscal years beginning on or after January 1, 2011.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Chief Executive Officer and Chief Financial Officer, as well as other executives, have designed disclosure control and procedures (“DC&P”), or have caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the Company has been made known to them. The officers have evaluated the effectiveness and design of its DC&P as at December 31, 2010 and have determined these controls to be effective.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
Quarter and nine months ended December 31, 2010 and 2009

These officers are also responsible for designing and maintaining internal controls over financial reporting (“ICFR”), or have caused them to be designed under their supervision, to provide reasonable assurance regarding the reliability of the Company’s ICFR. Although there is an inherent lack of segregation of duties due to the number of employees dealing with accounting and financial matters, management believes that the close involvement of the senior executives in daily operations and transactions and the control procedures in place, as well as management and Audit Committee oversight, offset this weakness.

There have been no significant changes in the ICFR that occurred during the quarter ended December 31, 2010 that could have materially affected, or are reasonably likely to materially affect, such controls.

RISKS AND UNCERTAINTIES

There have been no significant changes to the risks and uncertainties as outlined in the Management’s Discussion and Analysis for the years ended March 31, 2010 and 2009. In addition, a detailed explanation of the risk factors which we face is provided in our AIF for the year ended March 31, 2010 under the section titled “Risk Factors”. The Annual Information Form is available at www.sedar.com.

OUTLOOK

Burcon is working and negotiating with ADM to execute the Definitive Agreement for the CLARISOY® license by March 1, 2011. Burcon and ADM have agreed to amend the canola License and Development Agreement to protect ADM’s and Burcon’s interests while the two parties work to negotiate the terms of a proposed license agreement for CLARISOY®. It is anticipated that further updates with respect to the License and Development Agreement will be provided in due course and within the timing of the proposed definitive license agreement for CLARISOY®.

Burcon will continue to refine its protein extraction and purification technologies, develop new technologies and related products and further strengthen and expand its intellectual property portfolio.